UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Lucid Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

549498103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 549498103	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON Churchill Sponsor IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 96,100,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 96,100,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,100,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 549498103	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON M. Klein Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 96,100,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 96,100,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,100,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 549498103	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON Michael Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 96,100,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 96,100,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,100,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 549498103	SCHEDULE 13G	Page 5 of 9

Item 1(a).	Name of Issuer:

Lucid Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7373 Gateway Blvd
Newark, CA 94560

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1. Churchill Sponsor IV LLC
2. M. Klein Associates, Inc.
3. Michael Klein

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

640 Fifth Avenue, 12th Floor
New York, NY 10019

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

549498103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

CUSIP No. 549498103	SCHEDULE 13G	Page 6 of 9

Item 4.	Ownership

As of December 31, 2021, Churchill Sponsor IV LLC (“Churchill Sponsor”) directly owned 51,750,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Lucid Group, Inc. (the “Issuer”), and 44,350,000 warrants to purchase shares of Class A Common Stock of the Issuer (the “Private Placement Warrants”). Each Private Placement Warrant entitles the holder to purchase one share of Class A Common Stock for $11.50 per share, subject to adjustment, and became exercisable commencing August 22, 2021, pursuant to the terms of the warrant agreement. The Private Placement Warrants expire on July 23, 2026 or earlier upon redemption or liquidation. Such shares of Class A Common Stock and the Private Placement Warrants may be deemed to be indirectly owned by M. Klein Associates, Inc. (“M. Klein Associates”), which is the managing member of Churchill Sponsor, and Michael Klein, who is the sole stockholder of M. Klein Associates. As a result of these relationships, each of Churchill Sponsor, M. Klein Associates and Mr. Klein may be deemed to have or share beneficial ownership of the securities held directly by Churchill Sponsor. Each of Churchill Sponsor, M. Klein Associates and Mr. Klein disclaim beneficial ownership of such securities except to the extent of their direct ownership.

Percentage ownership is based on 1,690,716,945 shares of Class A Common Stock outstanding, which includes (i) 1,646,366,945 shares of Class A Common Stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on November 15, 2021 (File No. 001-39408), and (ii) 44,350,000 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants owned by Churchill Sponsor.

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP No. 549498103	SCHEDULE 13G	Page7 of 9

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 549498103	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Churchill Sponsor IV LLC
By:	M. Klein Associates, Inc., its manager

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer

M. Klein Associates, Inc.

By:	/s/ Jay Taragin
Name:	Jay Taragin
Title:	Chief Financial Officer

Michael Klein

By:	/s/ Michael Klein
Name:	Michael Klein

CUSIP No. 549498103	SCHEDULE 13G	Page 9 of 9

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 16, 2021, by and among Churchill Sponsor IV LLC, M. Klein Associates, Inc. and Michael Klein (incorporated by reference to Exhibit 1 of Schedule 13G filed on February 16, 2021).